02040566

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: MARCH 2002

P.E.
3/31/02

SEC Registration Number 0-18670

GREAT BASIN GOLD LTD.
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. Quarterly Financial Statements for the period ended March 31, 2002 with schedules.
2. News releases dated June 3 and 10, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT BASIN GOLD LTD.

[signature]
SHIRLEY MAIN

June 13, 2002

GREAT BASIN GOLD LTD.
CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 2002 AND 2001

(Expressed in Canadian dollars unless otherwise stated)

GREAT BASIN GOLD LTD.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

		March 31, 2002		December 31, 2001
Assets				
Current assets				
Cash and equivalents	$	8,460,095	$	1,434,465
Short-term investments		-		5,046,267
Amounts receivable		13,542		42,657
Prepaid expenses (note 6)		1,665,426		995,881
		10,139,063		7,519,270
Reclamation deposits		7,500		7,500
Equipment (note 3)		2,651		3,336
Mineral property interests (note 4)		5,583,350		5,583,350
	$	15,732,564	$	13,113,456
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	151,299	$	25,493
Shareholders' equity				
Share capital (note5)		58,611,985		55,953,415
Deficit		(43,030,720)		(42,865,452)
		15,581,265		13,087,963
Continuing operations (note 1)				
Commitments (note 4)				
Contingencies (note 4(a) and (d))				
Subsequent events (note 4(a), (d), 5(b) and (f))				
	$	15,732,564	$	13,113,456

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

Robert G. Hunter
Director

Jeffrey R. Mason
Director

GREAT BASIN GOLD LTD.

Consolidated Statements of Operations
(Expressed in Canadian dollars)

		Three months ended March 31, 2002		2001
Expenses (Income)				
Conference and travel	$	11,963	$	34,503
Depreciation		411		956
Exploration (statements)		86,128		1,067,569
Interest (income)		(28,144)		(155,276)
Legal, accounting and audit		14,911		66,583
Office and administration		13,464		45,552
Salaries and benefits		42,834		132,002
Shareholder communications		17,843		12,288
Trust and filing		5,858		1,799
Loss for the period	$	(165,268)	$	(1,205,976)
Loss per share	$	(0.01)	$	(0.04)
Weighted average number of shares outstanding		38,858,506		38,182,133

Consolidated Statements of Deficit
(Expressed in Canadian dollars)

		Three months ended March 31, 2002		2001
Deficit, beginning of period, as previously reported	$	(42,865,452)	$	(15,952,452)
Change in accounting for exploration costs (note 2(p))		-		(17,848,094)
As restated		(42,865,452)		(33,800,546)
Loss for the period		(165,268)		(1,205,976)
Deficit, end of the period	$	(43,030,720)	$	(35,006,522)

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Three months ended March 31, 2002	2001
Cash provided by (used for)		
Operations		
Loss for the period	$ (165,268)	$ (1,205,976)
Item not involving cash		
Depreciation	411	956
Depreciation included in exploration expenses	274	9,713
Changes in non-cash operating working capital		
Amounts receivable	29,115	11,387
Prepaid expenses	(669,545)	(304,474)
Accounts payable and accrued liabilities	125,806	(257,948)
	(679,207)	(1,746,342)
Investments		
Proceeds on disposition of short term investments	5,046,267	9,904,769
Financing		
Issuance of common shares for cash, net of issue costs	2,658,570	-
Increase in cash and equivalents	7,025,630	8,158,427
Cash and equivalents, beginning of period	1,434,465	866,879
Cash and equivalents, end of period	$ 8,460,095	$ 9,025,306

See accompanying notes to consolidated financial statements

GREAT BASIN GOLD LTD.

Consolidated Statements of Mineral Property Exploration Expenses

(Expressed in Canadian dollars)

	Three months ended March 31, 2002	2001
Exploration Expenses		
Assays and analysis	$ -	$ 91,996
Depreciation	274	9,713
Drilling	-	394,168
Engineering	13,415	34,287
Environmental, socioeconomic and land fees	15,714	30,918
Equipment rentals and leases	3,245	47,060
Geological	26,116	345,717
Site activities	26,001	77,437
Transportation	1,363	36,273
Incurred during the period	86,128	1,067,569
Cumulative expenditures, beginning of period	20,725,168	17,848,094
Cumulative expenses, end of period	$ 20,811,296	$ 18,915,663

See accompanying notes to consolidated financial statements

1. Continuing operations

Great Basin Gold Ltd. ("Great Basin" or the "Company") was incorporated under the laws of British Columbia and its principal business activity is the exploration of mineral property interests. At March 31, 2002, the Company's principal mineral property interests is the Ivanhoe property located in Nevada, United States of America.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

2. Significant accounting policies

(a) Basis of presentation and consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b) Cash and equivalents

Cash and equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

(c) Short-term investments

Short-term investments include highly liquid investments with terms to maturity of greater than three months and less than one year when purchased. Short-term investments are carried at the lower of cost plus accrued interest and quoted fair market value.

(d) Reclamation deposits and investments

Reclamation deposits are recorded at cost. Investments capable of reasonably prompt liquidation are carried at the lower of cost and quoted market value. Investments where the Company has the ability to exercise significant influence are accounted for on the equity basis where the investment is initially recorded at cost and subsequently adjusted for the Company's share of the income or loss and capital transactions of the investee, less provision, if any, for permanent impairment in value.

(e) Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the related equipment. Depreciation on equipment used directly on exploration projects is included in exploration expenses until the related property is in production.

2. Significant accounting policies (continued)

(f) Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment of value has occurred.

(g) Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date the agreement to issue the shares was reached.

(h) Translation of foreign currencies

The Company's United States operations are considered to be integrated operations for purposes of foreign currency translation. Amounts stated in United States dollars are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities and revenues and expenses are translated at the rate in effect on the date of the transaction. The net foreign currency gain or loss on translation is included in the statement of operations.

(i) Loss per share

In December 2000, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") revised Section 3500 of the CICA Handbook, Earnings per Share ("Section 3500"). Section 3500 requires a change to the treasury stock method of calculating diluted earnings (loss) per share.

Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received on the exercise of stock options or warrants is applied to repurchase common shares at the average market price for the period.

During the year ended December 31, 2001, the Company adopted the recommendations of Section 3500 with retroactive restatement for all periods presented. However, there was no effect on diluted loss per share for any of the periods presented as the effect of outstanding options and warrants on basic loss per share would be anti-dilutive.

(j) Fair value of financial instruments

The carrying amounts of cash and equivalents, short-term investments, amounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

2. Significant accounting policies (continued)

(k) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and rates for depreciation. Actual results could differ from these estimates.

(l) Segment disclosures

The Company operates in a single segment, being exploration of mineral properties, within the geographic areas disclosed in note 4. Other than exploration expenses, substantially all of the Company's net expenses are incurred in Canada.

(m) Share option plan

The Company has a share option plan, which is described in Note 5(c). No compensation expense is recognized for this plan when share options are granted. Any consideration paid on exercise of share options is credited to share capital.

(n) Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(o) Comparative figures

Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the current period.

(p) Change in accounting policy

During fiscal 2001, the Company changed its accounting policy with respect to accounting for exploration expenditures. In 2000 and prior periods, acquisition and exploration expenditures were capitalized to mineral property interests. Under the new policy, exploration expenditures are expensed while acquisition expenditures continue to be capitalized. This change has been applied retroactively and has increased the deficit for the year ended December 31, 2000 by $17,848,094.

(Expressed in Canadian dollars)

3. Equipment

	Cost	Accumulated Depreciation	Net Book Value March 31, 2002	Net Book Value December 31, 2001
Computer	$ 127,795	$ 125,804	$ 1,991	$ 2,300
Field	349,631	349,631	-	-
Office	300,678	300,018	660	1,036
	$ 778,104	$ 775,453	$ 2,651	$ 3,336

The total original cost of equipment at December 31, 2001 was $778,104.

4. Mineral property interests

Mineral Property Acquisition Costs, net	March 31, 2002	December 31, 2001
Ivanhoe (note 4 (a))		
Balance, beginning of the period	$ 5,583,348	$ 5,507,603
Incurred during the period	-	75,745
Balance, end of the period	5,583,348	5,583,348
Casino (note 4 (b))	1	1
Kirkland Lake (note 4 (c))	1	1
Bissett Creek (note 4 (d))	-	-
	$ 5,583,350	$ 5,583,350

Schedule of Mineral Property Exploration Expenses

	Ivanhoe	Casino	Other	Total
Cumulative expenditure, December 31, 2000	$ 17,840,579	$ 7,515	$ --	$ 17,848,094
Exploration costs				
Assays and analysis	159,672	--	517	160,189
Depreciation	12,504	--	--	12,504
Drilling	1,155,733	--	--	1,155,733
Engineering	121,935	--	--	121,935
Environmental, socio-economic and land fees	357,784	11,389	--	369,173
Equipment rentals and leases	(12,278)	--	--	(12,278)
Geological	775,396	--	--	775,396
Site activities	201,421	--	--	201,421
Transportation	93,001	--	--	93,001
Incurred during the year	2,865,168	11,389	517	2,877,074
Cumulative expenditure, December 31, 2001	$ 20,705,747	$ 18,904	$ 517	$ 20,725,168

(Expressed in Canadian dollars)

4. Mineral property interests (continued)

	Ivanhoe	Casino	Other	Total
Exploration costs				
Assays and analysis	$ --	$ --	$ --	$ --
Depreciation	275	--	--	275
Drilling	--	--	--	--
Engineering	13,415	--	--	13,415
Environmental, socio-economic and land fees	15,531	--	183	15,714
Equipment rentals and leases	3,245	--	--	3,245
Geological	26,116	--	--	26,116
Site activities	26,000	--	--	26,000
Transportation	1,363	--	--	1,363
Incurred during the period	85,945	--	183	86,128
Cumulative expenditure, March 31, 2002	$ 20,791,692	$ 18,904	$ 700	$ 20,811,296

(a) Ivanhoe
Elko County, Nevada, United States of America

On August 13, 1997, the Company and Cornucopia Resources Ltd. (now Stockscape.com Technologies Inc.) ("Cornucopia") entered into an agreement to acquire a 100% working interest in the Ivanhoe Property on the Carlin Trend in Nevada from Newmont Exploration Limited ("Newmont").

Pursuant to the terms of the agreement, the Company earned a 75% interest in the Ivanhoe Property in consideration for payments totalling US$5.0 million as follows:

- US$1 million to Newmont;
- 150% of the amount invested in shares of Cornucopia (being US$1.2 million); and
- US$2.8 million on exploration and related costs.

The Company also issued aggregate finders' fees of 125,000 shares, based on expenditures on the project, and interim financing guarantees of 98,125 shares. The financing guarantee shares were issued to certain principals of Hunter Dickinson Inc. (note 6(a)), which acted as an agent of the Company in negotiating and guaranteeing aspects of the transaction.

The agreement provided that exploration and related costs include 150% of any amounts paid by the Company on behalf of Cornucopia pursuant to Cornucopia's reclamation obligations under the agreement. Newmont has and will continue to manage and complete an approved mine closure plan of the 1.1 square mile area of former mining operations already funded by US$4.5 million. The agreement also provided that overruns will be funded 33% each by Newmont, the Company and Cornucopia up to a total overrun of US$1.5 million, and thereafter 75% by Newmont, with the balance payable pro rata by the Company and Cornucopia. Ownership of and further expenditures on the Ivanhoe Property were to be on a 75% Company and 25% Cornucopia basis (see below).

On March 2, 1999, the Company entered into an agreement to acquire the 25% interest in the Ivanhoe Property owned by Touchstone Resources Ltd. ("Touchstone"), a wholly owned subsidiary of Cornucopia, for consideration of 2,750,000 common shares of the Company and 250,000 warrants exercisable to purchase additional shares of the Company at $2.00 per share to June 30, 2000. These warrants were exercised during 2000. In addition, the Company assumed Cornucopia's reclamation obligations with respect to the Ivanhoe Property.

(Expressed in Canadian dollars)

4. Mineral property interests (continued)

During 1998, the Company entered into an agreement for a group of claims that form part of the Ivanhoe Property. This agreement requires annual option payments of US$50,000 per year and the claims are subject to net smelter return ("NSR") royalties of 2% to 5%.

In November 1999, the Company entered into an agreement to acquire 109 claims adjoining the Ivanhoe Property for US$50,000 and 75,000 common shares of the Company.

During 1999, cumulative reclamation expenditures exceeded US$6,000,000 and as required by the agreement, the Company contributed 25% of the excess from 1999 to 2001. Newmont has advised that the following property reclamation costs are budgeted to complete the reclamation over the next four years:

Year	Total Reclamation Costs	The Company's 25% Share
2002	US$ 189,474	US$ 47,369
2003	25,042	6,260
2004	25,042	6,260
2005	161,042	40,261
	US$ 400,600	US $100,150

In the year of 2001, US$19,828 and for the quarter ending March 31, 2002, US$409 was paid to Newmont for the Company's 25% share of actual reclamation costs incurred.

On August 28, 2000, Touchstone was served with a civil summons filed in the United States District Court of Northern Nevada by United States Fidelity and Guaranty Company ("US Fidelity") as plaintiff, naming Touchstone, Cornucopia and Vista Gold Holdings, Inc. and certain of their affiliates as defendants, claiming US$793,583. The civil action results from the reclamation obligations concerning the Mineral Ridge Mine in Nevada pursuant to which US Fidelity issued a reclamation bond in the amount of US$1,600,000 to the Bureau of Land Management (the "BLM") in 1996. Mineral Ridge Resources, Inc., the operator of the mine, was a subsidiary of Cornucopia until Cornucopia sold its holdings to Vista Gold Holdings, Inc. As a consequence of Mineral Ridge Resources, Inc. having filed for bankruptcy protection and having abandoned the project, the BLM has taken over the project and has demanded release of the bond. US Fidelity holds approximately US$950,000 in collateral securing the bond and has brought action to recover the unsecured balance of US$793,583. Touchstone is named as a defendant because it is one of the parties to the contract of indemnity. Under the terms of the March 2, 1999 agreement pursuant to which the Company acquired Touchstone from Cornucopia, Cornucopia has acknowledged its obligation to indemnify and save harmless the Company from any such claims. The Company is of the view that no material cost or loss will be incurred by Touchstone or the Company as a consequence of this action.

Subsequent to the quarter end, on April 26, 2002 the US District Court for the District of Nevada accepted the stipulation for dismissal (no costs or damages) without prejudice of all action by US Fidelity against all parties including Great Basin's subsidiary, Touchstone.

In July 2001, the Company entered into an agreement to acquire sixty-five unpatented lode mining claims for US$50,000 (C$75,745) and paid the full amount. The claims adjoin the northwest corner of the Ivanhoe Property.

(Expressed in Canadian dollars)

4. Mineral property interests (continued)

(b) Casino
Whitehorse Mining District, Yukon, Canada

The Company owns a group of 735 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby the optionee can earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee has agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company's 83 claims. Should the optionee acquire the 55 claims, they would be subject to a further 5% net profits interest, payable to the Company.

During fiscal 2001, consistent with the Company's accounting policy, costs associated with the Casino project were written down to a nominal amount to reflect the extended depressed conditions in the metal markets, and the Company's intention to defer work on the project pending a sustained recovery of metal prices and the economy.

(c) Kirkland Lake
Ontario, Canada

In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1. The Company continues to maintain the Kirkland Lake property in good standing.

(d) Bissett Creek
Ontario, Canada

In 1992, the future economic benefit of the Bissett Creek graphite property became uncertain. While not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1.

In January 1997, the Company reached an agreement to sell its interest in the Bissett Creek graphite property to an arm's length private company (the "Purchaser") for a production royalty equal to $32 per tonne of graphite concentrate produced, net of existing royalties, and subject to an annual minimum preproduction royalty of $30,000 per year. As required by the agreement, the Purchaser assumed all existing property royalties and mineral property maintenance requirements. Subsequent to December 31, 1997, the royalty payments were never made to the Company. Accordingly, the Company believes the Purchaser is in default with the agreement and in 1999, the Company commenced an action to cure the default or re-obtain ownership.

In February 2001, the Company was served with a statement of claim by the Purchaser, alleging that the Purchaser suffered damages of $3,037,000 as compensation for the loss of an alleged agreement to sell the Bissett Creek property that it had negotiated with an arm's length purchaser. While the Company believes the claim is without merit, the outcome of this claim is not determinable. In December 2001, the property was returned to the original owner and the property was written off.

Subsequent to the quarter ending March 31, 2002, the claim was settled, by a May 2002 agreement signed between the Company and the Purchaser. The Purchaser has dismissed the action and agreed to return all the documents related to the property.

(Expressed in Canadian dollars)

5. **Share capital**

(a) Authorized

The Company's authorized share capital consists of 100,000,000 common shares without par value.

(b) Issued and outstanding common shares are as follows:

	Number of Shares	Amount
Balance, December 31, 1999	27,723,006	$ 39,511,316
Issued during 2000		
Share purchase options exercised at		
$1.28	65,000	83,200
$1.48	28,000	41,440
$0.78	24,500	19,110
$1.55	18,000	27,900
$2.14	6,800	14,552
$0.91	4,500	4,095
Share purchase warrants exercised at		
$1.30	4,834,331	6,284,630
$2.00	250,000	500,000
$0.874	228,000	199,272
Special warrant private placement at $2.00, net of issue costs (note 5(e))	5,000,000	9,299,145
Balance, December 31, 2000	38,182,137	55,984,660
Additional share issue costs		(31,245)
Balance, December 31, 2001	38,182,137	55,953,415
Issued during 2002		
Share purchase options exercised at		
$0.90	4,000	3,600
$0.55	15,000	8,250
$1.00, net of issue costs (note 5(e))	500,000	480,000
Share purchase warrants exercised at		
$1.00, net of issue costs (note 5(e))	2,257,000	2,166,720
Balance, March 31, 2002	40,958,137	$ 58,611,985

Subsequent to the quarter ending March 31, 2002, 20,000 share purchase options were exercised at $0.96.

(c) Share option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and consultants to acquire up to 5,585,000 common shares, of which 2,682,200 are outstanding at March 31, 2002. The exercise price of each option is set by the Board of Directors at the time of granting but cannot be less than market price, less permitable discounts on the TSX Venture Exchange (formerly Canadian Venture Exchange). Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment or term of engagement, except in the case of death, in which case they terminate the earlier of the option expiration date and one year from death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

(Expressed in Canadian dollars)

5. Share capital (continued)

The continuity of share purchase options is as follows:

	Three months ended March 31, 2002		Year ended December 31, 2001	
	Number of options	Weighted average price	Number of options	Weighted average price
Opening balance	2,711,900	$ 0.66	1,993,100	$ 1.16
Changes during the period				
Granted	-	-	2,720,000	0.65
Exercised	(19,000)	0.62	-	-
Expired/cancelled	(10,700)	1.70	(2,001,200)	1.15
Closing balance	2,682,200	$ 0.65	2,711,900	$ 0.66
Contractual weighted average remaining life in years		3.52		3.74
Range of exercise prices		$0.55 to $1.64		$0.55 to $2.17

All options outstanding at March 31, 2002 have vested with optionees.

Summary of the options outstanding at March 31, 2002 is as follows:

Number of Shares	Exercise Price ($)	Expiry Date
17,700	1.64	July 5, 2002
24,500	0.96	January 31, 2003
10,000	0.96	February 12, 2003
55,000	0.90	June 11, 2003
30,000	0.97	June 26, 2003
15,000	0.55	September 11, 2003
100,000	0.63	November 21, 2003
30,000	0.75	December 27, 2003
2,400,000	0.63	January 10, 2006

(d) Share purchase warrants

The continuity of share purchase warrants is as follows:

2002		Outstanding	During the period			Outstanding
Expiry date	Exercise price	December 31, 2001	Issued	Exercised	Expired	March 31, 2002
August 16, 2002 (note 5(e))	$ 1.00	2,500,000	-	2,007,000	493,000	-

(Expressed in Canadian dollars)

5. **Share capital (continued)**

2001		Outstanding	During the period			Outstanding
Expiry date	Exercise price	December 31, 2000	Issued	Exercised	Expired	December 31, 2001
August 16, 2002 (note 5(e))	$ 1.00	2,500,000	-	-	-	2,500,000

(e) Special warrant private placement

On August 9, 2000, the Company entered into a financing agreement with Loewen, Ondaatje, McCutcheon Limited ("LOM") to raise up to $10 million by way of a private placement of Special Warrants. The placement, which closed on August 16, 2000, consisted of 5,000,000 Special Warrants at $2.00. Each Special Warrant was exchanged upon prospectus clearance, which occurred on December 19, 2000, for one unit consisting of one common share and one half of a common share purchase warrant for no further consideration. One full warrant was exercisable at $2.50 into a common share for one year (see below). LOM received a fee of $600,000 and a compensation option to purchase 500,000 units at $2.00 per unit for a twelve month period from closing.

On February 23, 2001, the Company amended the terms of the 2,500,000 outstanding share purchase warrants, 500,000 Agent's share purchase options and 250,000 Agent's share purchase warrants. The exercise price of the options and warrants was reduced to $1.00 from $2.50, but was subject to an accelerated expiry of 30 days if the Company's shares traded on the TSX Venture Exchange (formally the Canadian Venture Exchange) for ten consecutive days at a price of $1.20 per share or higher. The term of the options and warrants was extended for one year until August 16, 2002. As at February 14, 2002, the accelerated expiry condition was met and the warrants/options were set to expired on March 15, 2002. As at March 15, 2002, the Agent's options and warrants and 2,007,000 of the share purchase warrants were exercised. The remaining 493,000 warrants expired unexercised. A broker fee of $110,280 was paid to LOM pursuant to the exercise of warrants and options.

(f) Private placement financing

Subsequent to the quarter ending March 31, 2002, on May 23, 2002, the Company entered into a financing agreement with Loewen, Ondaatje, McCutcheon Limited to raise up to $7.5 million by way of a private placement. The placement consists of 5 million units at a price of $1.50 per unit. Each unit will comprise one common share and a share purchase warrant exercisable to purchase an additional share at the higher of $1.65 or the lowest price permitted by TSX Venture Exchange policies, for a one year period from the date of issuance. If, after the four month hold period, the shares have a closing price of $2.50 a share or more on the TSX venture Exchange over any 10 day period, then the warrants will be subject to an accelerated expiry over the next 45 day period. The Company will pay commissions of 8% in Units on the private placement and the financing is subject to regulatory approval.

(Expressed in Canadian dollars)

6. Related party transactions and balances

	Three months ended March 31, 2002	2001
Reimbursement for third party expenses and services rendered		
Hunter Dickinson Inc. (a)	$ 112,545	$ 475,239

	March 31, 2002	December 31, 2001
Prepaid expenses		
Hunter Dickinson Inc.	$1,665,427	$ 991,301

(a) Hunter Dickinson Inc. is a private company with certain common directors that provide geological, corporate development, administrative and management services to the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b) Related party balances receivable, which are non-interest bearing and are payable on demand, are included in prepaid expenses on the consolidated balance sheets.

7. Income taxes

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected income tax recovery based on British Columbia statutory tax rates relates to the benefit of losses not recognized.

As at December 31, 2001 the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

	December 31, 2001	2002
Future income tax assets		
Resource pools	$ 4,878,074	$ 8,711,499
Loss carry forwards	9,639,671	5,248,955
Other tax pools	350,720	107,046
Subtotal	14,868,465	14,067,500
Valuation allowance	(12,970,127)	(9,661,702)
Net future income tax asset	1,898,338	4,405,798
Future income tax liability		
Mineral properties	(1,898,338)	(4,405,798)
Net future income tax asset (liability)	$ --	$ --

At December 31, 2001, the Company has available losses for income tax purposes in Canada totaling approximately $5.4 million, expiring at various times from 2002 to 2008. The Company also has capital losses available of $1 million, which can be used to offset future capital gains. The Company also has available tax pools in Canada of approximately $7.4 million, which may be carried forward and utilized to reduce future taxes and income. Included in the $7.4 million of tax pools is $2.9 million that is successored, which can only be utilized from taxable income from specific mineral properties.

7. **Income taxes (continued)**

At December 31, 2001, the Company also has net operating loss carry forwards for United States income tax purposes of approximately US$13.7 million which, if not utilized to reduce United States taxable income in future periods, expires through the year 2020. These available tax losses may only be applied to offset future taxable income from the Company's current United States subsidiaries and a portion are limited to approximately 6% per year. In addition, the Company has available tax pools in the United States of approximately US$4.1 million, which are being deducted over a 10 year period starting with the year they were incurred.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an

issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
GREAT BASIN GOLD LIMITED	MARCH 31, 2002	2002	MAY	30

ISSUER ADDRESS				
1020 – 800 WEST PENDER STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2V6	604-684-8092	604-684-6365
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
BILL CAUGHILL		CONTROLLER		604-684-6365
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
billc@hdgold.com		www.hdgold.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
Robert G. Hunter	ROBERT G. HUNTER	2002	MAY	30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
J. Mason	JEFFREY R. MASON	2002	MAY	30

GREAT BASIN GOLD LIMITED
QUARTERLY REPORT
MARCH 31, 2002

SCHEDULE A: FINANCIAL STATEMENTS

See Consolidated Financial Statements

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs: See Consolidated Statements of Mineral Property Interests.

2. Related party transactions: See Schedule A, note 6.

3. Summary of securities issued and options granted during the period:

(a) Summary of securities (common shares) issued during the period:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid ($)
January 28, 2002	Common	Options	4,000	0.90	3,600	Cash	-
January 31, 2002	Common	Options	15,000	0.55	8,250	Cash	-
February 18, 2002		Warrants	50,000	1.00	50,000	Cash	2,000
February 22, 2002		Warrants	436,750	1.00	436,750	Cash	17,470
March 4, 2002		Warrants	50,000	1.00	50,000	Cash	2,000
March 6, 2002		Warrants	76,500	1.00	76,500	Cash	3,060
March 7, 2002		Warrants	76,500	1.00	76,500	Cash	3,060
March 8, 2002		Warrants	50,000	1.00	50,000	Cash	2,000
March 12, 2002		Warrants	826,500	1.00	826,500	Cash	33,060
March 13, 2002		Warrants	200,000	1.00	200,000	Cash	8,000
March 14, 2002		Warrants	126,500	1.00	126,500	Cash	5,060
March 15, 2002		Warrants	114,250	1.00	114,250	Cash	4,570
March 15, 2002	Common	Brokers' Options	500,000	1.00	500,000	Cash	20,000
March 15, 2002	Common	Brokers' Warrants	250,000	1.00	250,000	Cash	10,000

b) Summary of stock options granted during the period: Nil

4. Summary of securities as at the end of the period:

(a) Authorized capital: 100,000,000 common shares without par value

(b) Shares issued: 40,958,137 common shares without par value

(c) Summary of options, warrants and convertible securities outstanding:

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	17,700	1.64	July 5, 2002
Options	24,500	0.96	January 31, 2003
Options	10,000	0.96	February 12. 2003
Options	55,000	0.90	June 11, 2003
Options	30,000	0.97	June 26, 2003

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	15,000	0.55	September 11, 2003
Options	100,000	0.63	November 21, 2003
Options	30,000	0.75	December 27, 2003
Options	2,400,000	0.63	January 10, 2006

(d) Number of common shares held in escrow: Nil

Number of common shares subject to pooling: Nil

5. List of directors:

David J. Copeland	Robert G. Hunter
Scott D. Cousens	Jeffrey R. Mason
T. Barry Coughlan	Ronald W. Thiessen
Robert A. Dickinson	Andrew Milligan
David Jennings	

SCHEDULE C: MANAGEMENT DISCUSSION & ANALYSIS

Great Basin Gold Ltd. is a mineral exploration company. It has two principle properties, the Ivanhoe gold-silver project in Nevada, USA and the Casino copper-gold project in Yukon, Canada. In 2002, the Company is continuing to focus on the Ivanhoe property.

Detailed interpretative work of the high-grade veins systems discovered by Great Basin at Ivanhoe since 1997 was carried out in 2000 and 2001 in preparation for a resource estimate. The high-grade mineralization or "shoots" within the Clementine, Gwenivere and South Gwenivere vein systems were identified and modelled. In October 2001, the independent consulting firm Behre Dolbear & Company Ltd. conducted a complete audit of Great Basin's industry standard modeling of the high-grade mineralization delineated by core drilling from surface in more than 105 holes. At a cut-off grade of 0.25 oz Au/ton, the inferred mineral resource was estimated to be 719,000 tons grading 1.29 oz Au/ton and 7.00 oz Ag/ton. There is excellent potential to expand the mineral resources.

In November 2001, a preliminary economic assessment of the capital and operating costs of development of the high-grade vein systems at Ivanhoe was completed by independent qualified person Ross Glanville, P.Eng., MBA, and in-house qualified person Ross Banner, P.Eng. The preliminary economic assessment was updated subsequent to year-end to reflect metal prices in early 2002. Robust rates of return are indicated for the envisaged operation, comprising a 600 tons per day underground mine and trucking ore to a local toll mill for treatment. Based on a gold price of US$300 per ounce and silver price of US$4.40 per ounce, and using a mid year calculation, the economic model forecasts a net present value of CDN$203 million (US$127) million at a discount rate of 0% and CDN$161 million (US$101 million) at a discount rate of 6%. The undiscounted stream of annual operating profits before interest, taxes and depreciation yields a project internal rate of return of 136%. The annual operating profits before interest, taxes and depreciation are estimated to be US$32 million each year with a payback of the US$22 million in capital costs in nine months. The operating model predicts steady state production of 172,000 ounces of gold and 920,000 ounces of silver per year for five years, at a cash cost of US$114 per ounce equivalent and total cost of US$134 per ounce equivalent.

Details of the resource estimate and preliminary economic assessment are provided in "Summary Report of the Ivanhoe Project" dated April 2002 and filed on www.sedar.com.

The preliminary economic assessment also outlined costs for an underground access and development program and exploration drilling necessary to move 200,000 ounces of inferred resource to the measured and indicated category. Great Basin is actively pursuing various financing alternatives to fund the next stage in exploration and development of the high-grade systems in 2002. The program envisaged would include decline access to the Clementine-Gwenivere vein systems and 40,000 feet (12,200 metres) of underground drilling, with provisions for drifting and bulk sampling along the veins, at a cost of about US$10.3 million. Initial permitting for this program is underway with all relevant agencies.

The Ivanhoe property also has additional exploration potential. A deep drill hole was completed in mid-2001 to test for the presence of the lower plate carbonates in the Roberts Mountain Formation and related units that, traditionally, host Carlin-style disseminated gold deposits to the southeast on the Trend. The hole intersected 74 feet (22.5 metres) of strongly anomalous gold, silver and pathfinder metals in Rodeo Creek sequence rocks immediately above the Roberts Mountain strata, strongly suggesting the presence of a Carlin-style mineralizing system at Ivanhoe, perhaps associated with the nearby Hatter Stock. On a more regional scale, a compilation and re-interpretation of property-wide exploration information resulted in the important discovery of a second major structural trend on the property. The north-northwest trend of the newly identified fault structures is the same as the principal ore-bearing structure at Ken Snyder and other mines in northeastern Nevada. This new structural trend provides excellent potential to find additional high-grade gold vein systems. Plans are also being formulated to follow up the new exploration targets as the underground program advances and additional financing is available.

Market Trends

Gold prices in 2001 averaged US$270 per ounce, down from an average price of US$275 per ounce in the prior year. However, at year-end analysts forecast improving gold prices in 2002, some suggesting that gold would trade as high as US$335 per ounce in the ensuing months. Gold prices have improved in 2002. At May 2002, gold has traded at more than US$300 per ounce throughout the month, and has reached as high as US$325 per ounce.

Due to the economic slowdown in 2001, and the additional economic uncertainties created by the terrorist events in the United States in September, copper prices dropped throughout the year. In 2002, economic conditions and copper prices are improving. Prices of US$0.95/lb to US$1.00/lb are forecast for the period of 2003-2005.

Financial Review

On August 16, 2000, the Company completed a private placement of Special Warrants for aggregate proceeds of $10 million. Each of the 5,000,000 Special Warrants, priced at $2.00, was exchanged for one unit consisting of one share and one-half common share purchase warrant. One full warrant is exercisable into a common share at $2.50 until August 16, 2001. The agents Loewen, Ondaatje, McCutcheon Limited ("LOM") received a cash fee and compensation of 500,000 units at the Offering price for a twelve-month period. On February 23, 2001, the exercise price of one full warrant into a common share was amended to $1.00, subject to an accelerated expiry of 30 days if Great Basin shares trade on the CDNX for ten consecutive days at a price of $1.20 or higher. The term of the warrants was also been extended to August 16, 2002. At February 14, 2002, the accelerated expiry condition was met and the warrants/options were set to expire on March 15, 2002. As at March 15, 2002, 2,007,000 share purchase warrants, 500,000 Agent's share purchase options and 250,000 Agent's share purchase warrants were exercised for gross proceeds of $2,757,000. A broker fee of $110,280 (4% of the warrants) was paid to LOM pursuant to their exercise.

At March 31, 2002, Great Basin has a strong working capital position of $10.0 million, as compared to $7.5 million at the end of the previous quarter, and is debt free. Subsequent to the end of the quarter the Company announced a $7.5 million financing consisting of 5.0 millions units at $1.50 per unit. Each unit consists of one common share and one share purchase warrant to acquire an additional common share for $1.65 for a period of one year. The Company has 40,958,137 issued and outstanding common shares.

Results of Operations

Revenue in the first quarter of fiscal 2002 is $28,144 as compared to $48,787 in the previous quarter. Interest revenue has decreased from the fourth quarter of 2002 due to lower cash balances on deposit.

Expenses have decreased in fiscal 2002 compared to fiscal 2001, mainly related to a decrease in exploration activities. Administrative expenses, before interest income, have also decreased in 2002 from the prior quarter (Mar 31 2002 - $193,412; Dec 31 2001 – $234,131) and from the same quarter in the fiscal 2001 (Mar 31 2001 – $293,683). In terms of administration, the main differences are a decrease in the cost of office and administration, from $47,337 in Q4 2001 to $13,464 in Q1 2002; salaries and benefits, from $76,988 in Q4 2001 to $42,834; and legal accounting and audit expenses from $34,092 in Q4 2001 to $14,911 in Q1 2002. Legal accounting and audit costs are related to litigation proceedings associated with claims by US Fidelity and Guaranty Company against Touchstone Resources (see Legal below).

Exploration costs have decreased overall and in most categories in 2002 as no drilling has been done since mid-year 2001. Costs are lower in the current quarter compared to Q4 2002 (Mar 31 2002 - $86,128; Dec 31 2001 - $247,644) when a resource estimate and a preliminary economic assessment were done. Engineering and some of the geological costs in Q1 2002 are related to completion of a technical report as per the requirements under National Instrument 43-101, and some planning for the next stage of exploration.

Environmental, socio-economic and land fees are associated with studies toward permitting for an underground access and exploration program. In addition, all previously acquired ground continues to be maintained. These costs have also decreased from $100,934 in Q4 2001 to $15,714 in the current quarter. The cost of site activities has increased in Q1 2002 to $26,001 from $11,450 in Q4 2001; costs for site activities in both quarters are associated with maintenance and security of the field office.

Related Party Transactions

Hunter Dickinson Inc. is a private management company that provides investor services, geological, shareholder communications, corporate development and administrative services to the Company. The Company pays HDI on a full cost-recovery basis. The amount paid to HDI in Q1 fiscal 2002 has decreased to $112,545 from $280,288 in the previous quarter related to lower exploration activities.

As at March 31, 2002 Great Basin has prepaid $1.7 million for future services and exploration programs to Hunter Dickinson Inc. The Company has advanced these funds in preparation of re-evaluating the existing data on the Ivanhoe property and the preparation of a major underground exploration program entailing the creation of an underground access and approximately 40,000 feet of drilling pursuant to this Summary Report of the Ivanhoe Project dated April 2002 which was prepared jointly by Ross Glanville & Associates Ltd. and R.H. Banner Ltd.

Legal

Subsequent to the quarter end, on April 26, 2002 the US District Court for the District of Nevada accepted the stipulation for dismissal (no costs or damages) without prejudice of all action by US Fidelity against all parties including Great Basin's subsidiary, Touchstone.

In February 2001, the Company was served with a statement of claim ("the Claim") in Ontario, Canada in which an intended purchaser ("the Purchaser") of the Bissett Creek graphite property in Ontario sought damages against the Company. On April 1, 1999 the Company terminated an agreement with the intended purchaser after the intended purchaser defaulted on its financial obligations to the Company, as well as defaulting on the other maintenance obligations concerning the graphite property. In December 2001, the property was returned to the owner and written off. Subsequent to the end of the quarter, the Claim was settled by a May 2002 agreement signed between the Company and the Purchaser, and the Purchaser has dismissed the action.

GREAT BASIN GOLD LTD.

Corporate Information

Officers

Robert G. Hunter
Co-Chairman

Robert A. Dickinson
Co-Chairman

Ronald W. Thiessen
President and Chief Executive Officer

Jeffrey R. Mason
Chief Financial Officer and Secretary

Directors

David J. Copeland
T. Barry Coughlan
Scott D. Cousens
Robert A. Dickinson
Robert G. Hunter
David S. Jennings
Jeffrey R. Mason
Andrew F.B. Milligan
Ronald W. Thiessen

Corporate Address and Investor Services

Great Basin Gold Ltd.
1020 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: (604) 684-6365
Facsimile: (604) 684-8092
Toll-free: 1-800-667-2114
E-mail: info@hdgold.com
Web site: www.hdgold.com

Field Office

Unit 5, 101 Carson Rd.
Battle Mountain, Nevada
USA 89502
Telephone: (775) 635-3323
Facsimile: (775) 635-3399

Attorneys

Lang Michener
Barristers and Solicitors
1500 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7

Richard W. Harris
Attorney and Counsellor at Law
6121 Lakeside Drive, Suite 260
Reno, Nevada
USA 89570-0250

Auditors

KPMG LLP
Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia
Canada V7Y 1K3

Transfer Agent

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Bank

Canadian Imperial Bank of Commerce
400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Listing

TSX Venture Exchange:	GBG
OTC Bulletin Board:	GBGLF

Share Capitalization
(as at May 31, 2002)

Common Authorized:	100,000,000
Issued and Outstanding:	41,028,037

Great Basin Gold Ltd.

1020 · 800 W Pender St
Vancouver BC
Canada V6C 2V6
Tel 604 684 · 6365
Fax 604 684 · 8092
Toll Free 1 800 667 · 2114
http://www.hdgold.com

$7.8 MILLION PRIVATE PLACEMENT CLOSES

June 3, 2002, Vancouver, B.C. - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX Venture:GBG; OTC.BB:GBGLF) is pleased to announce that further to Great Basin's news release of May 23, 2002, that the private placement funding assisted by Loewen, Ondaatje, McCutcheon Limited ("LOM"), as agent, consisting of 5.2 million Units at a price of $1.50 per Unit completed today. Each Unit is comprised of one common share and a common share purchase warrant exercisable to purchase an additional share at $1.65 for a one year period. If, after the four month hold period, Great Basin common shares have a closing price of $2.50 a share or more on the TSX Venture Exchange over any consecutive 10 day period, then the warrants will be subject to an accelerated expiry over the 45 day period following notice of this event to the holders. Commissions within regulatory guidelines were paid.

The $7.8 million private placement combined with Great Basin's current working capital of $10 million will be used to fund general exploration and/or certain costs such as underground access and exploration as outlined in the Preliminary Economic Assessment in the "Summary Report for the Ivanhoe Project" by Ross Glanville & Associates Ltd. and R.H. Banner Ltd. dated April 2002 (see news release dated May 22, 2002 and www.sedar.com) as well as for general corporate purposes.

For further details on Great Basin Gold Ltd. and its Ivanhoe Gold Project please visit the Hunter Dickinson website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities

JOINT NEWS RELEASE

Hecla
MINING COMPANY

HECLA MINING COMPANY | GREAT BASIN GOLD LTD.

HECLA AND GREAT BASIN TO DEVELOP IVANHOE HIGH-GRADE GOLD PROPERTY ON CARLIN TREND

FOR IMMEDIATE RELEASE
JUNE 10, 2002

June 10, 2002 - Mr. Arthur Brown, Chairman and CEO of Hecla Mining Company ("Hecla") (NYSE: HL & HL-PrB) and Ronald W. Thiessen, President of Great Basin Gold Ltd. ("Great Basin") (TSX Venture: GBG; OTCBB: GBGLF) are pleased to announce that the companies have entered into an Agreement concerning exploration, development and production on Great Basin's Ivanhoe high-grade gold property. Ivanhoe is located on the famous Carlin Trend of Nevada, one of the world's premier gold mining districts and host to some of the world's largest and most profitable gold mines and gold companies. Gold production from the Carlin Trend totals more than 32 million ounces.

The Ivanhoe property ranks among the largest contiguous mineral properties on the Trend, and is located between the high-grade underground Midas gold mine owned by Newmont Mining to the north, and Barrick Gold's rich Meikle underground operation and giant open pit gold mines, including Barrick's Goldstrike and Newmont's Carlin operations, to the south.

One million high-grade gold equivalent ounces have already been outlined at Ivanhoe by Great Basin at the Clementine, Gwenivere and South Gwenivere gold-silver vein systems. This is within an inferred mineral resource of 719,000 tons grading 1.29 oz gold/ton and 7.0 oz silver/ton, as audited by Behre Dolbear & Company, Ltd. The known mineralization has been delineated at the relatively shallow depth of 500 to 1500 feet from surface and this mineralization is open to depth. In addition, there are excellent prospects for the discovery of numerous additional vein structures hosting high-grade gold mineralization. Hecla and Great Basin believe that there is outstanding potential to build substantial further high-grade gold resources. Commercial production is projected at Ivanhoe to be approximately 180,000 ounces of gold and 920,000 ounces of silver annually, at a cash cost of US$114 per ounce of gold equivalent. Due to the nearby location of several competing processing plants and the relatively easy access to develop the high-grade veins the projected capital cost is forecast at a uniquely low US$22 million.

The Clementine-Gwenivere veins systems lie within an area called the Hollister Development Block ("the Development Block"), which is the subject of the Great Basin-Hecla Agreement. The Agreement provides Hecla with an option to earn a 50% working interest in the Development Block in return for funding a US$21.8 million, two-stage, advanced exploration and development program leading to commercial production. Hecla, which has an established track record of being one of the most efficient underground miners in the world, will operate the exploration and development programs. The Stage 1 program consists of underground development to access the eastern extremities of the high-grade gold veins identified to date, and underground drilling leading to the establishment of mineral reserves and completion of a feasibility study. Estimated costs for the completion of Stage 1 are US$10.3 million. Stage 2 consists of pre-production underground development leading to commercial operations from the Gwenivere and Clementine high-grade gold veins and is estimated to cost US$11.5 million. Upon earn-in, Hecla will also operate the mine.

Hecla will vest with a 50% interest in the Development Block after it completes the two stages of exploration and development, commences commercial production and issues share purchase warrants as described below. In the event that the results of the feasibility study recommend a larger scale project, Hecla can vest its 50% working interest by paying the amount of the Stage 2 costs (US$11.5 million) into the Joint Venture to fund development capital and the parties will proceed on a 50/50 basis.

Under the terms of the Agreement, Hecla will immediately initiate work that includes engineering and permitting. Upon receipt of the appropriate permits, Hecla will continue with the Stage 1 expenditures and complete the program within 12 months. Hecla will indicate its intention of proceeding to Stage 2 within 45 days of the completion of Stage 1, and then complete the Stage 2 program within the following 12 months.

In addition to the foregoing, Hecla will pay to Great Basin from Hecla's share of commercial production a sliding scale Purchase Price Royalty that is dependent on the cash operating profit per ounce of gold equivalent production. At current gold prices and the estimated cost of commercial production, this would amount to US$50 per ounce of gold production attributable to Hecla. However, this Purchase Price Royalty will not be payable until Hecla has received back its capital expenditures for Stage 1 and 2 of the program, plus 15%, from 100% of pre-production revenues and its 50% share of commercial production. From recently completed economic assessments, and taking into account expected pre-production revenues, it is estimated that recovery of the Stage 1 and 2 program costs plus 15% would occur within 9 months of commercial production.

The arrangement is subject to signing a definitive agreement within 45 days. Upon signing the definitive agreement, Great Basin and Hecla have each agreed to issue a series of warrants to purchase shares of the other company, at prevailing market prices at the time of their issuance. Accordingly, Hecla will issue 2 million share purchase warrants to Great Basin and Great Basin will issue to Hecla 1 million share purchase warrants. Hecla will issue an additional 1 million share purchase warrants to Great Basin upon completion of Stage 1 and 1 million warrants on completion of Stage 2. Great Basin will issue 500,000 share purchase warrants to Hecla immediately following each Hecla issuance.

Hecla's Mr. Brown said, "We're pleased to have this opportunity to expand our gold and silver production, especially in Nevada, where Hecla has had successful operations in the past. We are looking forward to working with the Great Basin team, who have proven to be very successful explorationists."

Great Basin's Mr. Thiessen states, "This Agreement with Hecla is the start of a period of very exciting exploration, development and production activity at Ivanhoe. We are very pleased that the Project attracted one of America's most recognized mining companies for efficiency in underground mining operations. Great Basin is excited to work with Hecla to develop one of the world's premier gold mines; the project has all the ingredients for success; location, grade, management and gold, the metal of choice."

For further details on the respective companies contact Hecla Mining Company Investor Relations at (208)769-4144 or http://www.hecla-mining.com and Great Basin at 1-800-667-2114/(604)684-6365 or http://www.hdgold.com.

Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, mines and processes silver and gold in the United States, Venezuela and Mexico. A 111-year-old company, Hecla has long been well known in the mining world and financial markets as a primary silver producer. Hecla's common and preferred shares are traded on the New York Stock Exchange under the symbols HL and HL-PrB.

Statements made which are not historical facts, such as anticipated payments, production, sales of assets, exploration results and plans, costs, prices or sales performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals price volatility, volatility of metals production, project development risks and ability to raise financing. Refer to the company's Form 10-Q and 10-K reports for a more detailed discussion of factors that may impact expected future results. The company undertakes no obligation and has no intention of updating forward-looking statements.

Contact: Vicki J. Veltkamp, vice president – investor and public relations, 208/769-4144
Hecla's Home Page can be accessed on the Internet at: http://www.hecla-mining.com